EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 11, 2002

Telefónica, S.A.
(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] *Not applicable*

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Telefónica

Nota de Prensa
Press Release

07/03/2002

Telefónica explains the group's main strategic lines for the coming four years in the Second Conference of Investors and Analysts being held in Seville

CÉSAR ALIERTA ANNOUNCES SIGNING OF AN AGREEMENT IN PRINCIPLE FOR PURCHASE OF 65% OF PEGASO

Seville, 7 March 2002. César Alierta, chairman and chief executive officer of Telefónica, has announced the signing of an agreement in principle to purchase 65% of the Mexican mobile telephony operator Pegaso. Telefónica intends to integrate the newly acquired operator with Telefónica Móviles México, the company formed from the 20 October acquisition of Motorola's assets in the country. Specifically, Telefónica Móviles México groups together the operators in northern Mexico: Bajacel, Movitel, Norcel and Cedetel.

The deal announced by the head of Telefónica makes the company Mexico's second largest mobile telephony operator and forms part of the group strategy, with priority attention on selective expansion in Latin America, primarily in Mexico and Brazil, where recent certification of accomplishment of milestones marks a decisive step for branching operations outside the State of Sao Paulo. Nevertheless, and despite a clear strategy of expansion in Latin American and European markets, the Telefónica group will undertake these investments on a selective basis pursuant to clear criteria of operating efficiency.

One of the main Telefónica initiatives for the next four years highlighted by César Alierta seeks to achieve greater commercial segmentation of its customer base as a means of widening margins and enhancing its offering of services. For 2005 the Company expects to add close to 13 million broadband customers, some 4 million of whom will be ADSL subscribers, along with 8.5 million GPRS and UMTS users. In addition, he ratified the Company's projection that it will have a total of 100 million customers by year-end 2004.

The Telefónica group will intensify its efforts as supplier of services, solutions and applications, while continuing to strengthen connectivity. Toward this end, amongst other measures Alierta announced the creation of a new Corporate Content Unit.

Para más información / *For further information*
Subdirección General de Comunicación
Press Office
Gran Vía, 28 - 3ª Planta
28013 - MADRID

Tel: +34 91 584 09 20
Fax: +34 91 532 71 18
e-mail: prensa@telefonica.es
http://www.telefonica.es/noticias/home.html

Telefónica

Alierta reviewed the main pillars of the Company's strategy at the inauguration of the Second Conference of Investors and Analysis being held in Seville. This Second Conference, a followup to the one held in Rio de Janeiro last year, aims to elucidate to the international financial community the foundations and strengths underpinning the group's future growth and explain the development strategy for 2002-2005.

The financial strength of Telefónica continues to be one of the key factors for the group's development and expansion. The Company's performance with respect to the rest of the sector in Europe and its demonstrated credibility in capital markets are based on its geographical and asset diversification and on a judicious approach to financial policy that facilitates investments in new opportunities as they arise.

Fernando Abril-Martorell, C.O.O. of the Telefónica group, who will deliver his talk on the main management challenges facing the group, also gave an introduction to the different areas in which the conference is organised. The first day is dedicated to fixed telephony, data and Internet, including the fixed carriers in Spain and Latin America and the global units focused on Internet, data services and the recently created international wholesale services unit. Although they all have specific and differentiated business models, they also share closely linked aspects whose expansion will reciprocally strengthen their operations. Development of broadband networks and technologies will allow the possibilities offered by Internet to be captured and enrich integrated business services and solutions. On the whole, broadband represents an enormous growth opportunity for the Telefónica group.

The second session is dedicated to the wireless telephony unit, in relation to which the C.O.O. underscored that, although its specificity, mobility and global nature clearly differentiate this business line, it should also be considered as offering increasingly complex broadband services that represent an excellent growth opportunity and a major step forward for the Information Society. The second day's activity also covers the companies dedicated to the advertising and contents business, as contributors to strengthening the Telefónica group's competitiveness in broadband services.

The fourth and final area includes call centers or telemarketing and three concrete examples of horizontal initiatives promoted from the Corporate Centre and aimed at enhancing efficiency. On the subject of the horizontal initiatives, the C.O.O. indicated that the ones presented will not be exhaustive, but representative examples of the possibilities for achieving efficiency gains. The Conference will present the ATIS project, aimed at homogenising information systems and platforms; the advanced procurement system SAC (from the acronym for *Sistema Avanzado de Compras*), which will maximise the group's purchasing capacity vis-à-vis all types of supplies, whether of services or equipment; and the shared services centres (CSCs, for *Centros de Servicios Compartidos*), which facilitates achievement of operational excellence in the various companies by concentrating all support activities.

The Conference will end with a talk by the C.O.O. giving an integrated overview of the different business lines, highlighting the key management achievements of the group during 2001 and the challenges that await it in the medium-term future. Those challenges may be summarised as advancing with an integrated customer-focused approach based on innovative and quality services, deepening and carrying out new initiatives to boost efficiency, and selecting and adapting investment requirements to those initiatives that offer the best growth and earnings opportunities.

After the presentation on financial matters to be given by chief financial officer José María Álvarez-Pallete, chairman César Alierta will close the conference.

This meeting brings together investors and analysts from all over the world to give the financial world an opportunity to obtain firsthand information on the Company's strategies and to maintain a policy of informational transparency and permanent dialogue with Telefónica. Despite the success of the Rio Conference, Telefónica has drawn even more participants to this gathering, bringing together close to 300 investors and accredited analysts. The first conference has contributed to making Telefónica one of Europe's most transparent companies in an ongoing effort being waged by the group's various management bodies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date: March 11, 2002

By: ______________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors